pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Voluntary Delisting from NYSE MKT

Vancouver BC,  April 7, 2016:  Pacific Booker Minerals Inc. is announcing its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 (the "1934 Act")) with the U.S. Securities and Exchange Commission (the "SEC") to voluntarily withdraw its common shares from listing on the NYSE MKT (the "Exchange").  The Company expects to file the Form 25 on April 18, 2016 and expects the delisting to be effective approximately 10 days after the filing of the Form 25.

The voluntary delisting is part of the Company's on-going emphasis on cost control.  It is intended to reduce fees and administrative costs associated with the listing of our common shares on two exchanges.  The Board of Directors have passed a resolution to withdraw the Company's shares from listing on the NYSE MKT Exchange.

The Company's common shares will continue to trade the TSX Venture Exchange ("TSX-V") under symbol BKM.  In addition, the Company expects the common shares will be quoted on the U.S. over-the-counter ("OTC") markets following the delisting, however, there can be no assurance that trading on the OTC markets will occur.  The Company has complied with all applicable securities laws in connection with the delisting and is expected to continue to file reports with Canadian securities regulators on SEDAR and with the SEC on EDGAR following the voluntary delisting.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml